MIDLAND CAPITAL HOLDINGS CORPORATION

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended
	September 30,
	2004	2003
Net Income	$239,665	$546,877

Weighted average common shares outstanding for basic computation	372,600	372,600

Basic earnings per share	$0.64	$1.47

Weighted average common shares outstanding for basic computation	372,600	372,600
Common stock equivalents due to dilutive effect of stock options	—	—

Weighted average common shares and equivalents Outstanding for diluted computation	372,600	372,600

Diluted earnings per share	$0.64	$1.47